Exhibit 21

SUBSIDIARIES OF THE REGISTRANT

Subsidiary	Jurisdiction of Organization

Rhode Island LFG Genco, LLC	Delaware

Ridgewood Providence Power Partners, L.P.	Delaware

Ridgewood Rhode Island Generation, LLC	Delaware

JRW Associates, L.P	California

RW Central Valley, Inc.	California

Byron Power Partners, L.P.	California

RW Byron, Inc.	California